Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Ref-Fuel Holdings Corp.:

We consent to the incorporation by reference in the registration statement on Amendment No. 1 to Form S-3 of Danielson Holding Corporation for the registration of up to 70,200,000 shares of its common stock, of our report dated April 11, 2003, except for the reclassifications described in the second and sixth paragraphs of Note 4, which are as of June 24, 2004, with respect to the consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows of American Ref-Fuel Holdings Corp. and subsidiaries for the year ended December 31, 2002, which report appears in a Form 8-K of Danielson Holding Corporation filed on April 7, 2005, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Short Hills, New Jersey
May 23, 2005